Redemption of Redeemable Preferred Shares

On August 20, 2007 Shinhan Financial Group announced that it will redeem its Redeemable Preferred Shares, which has been issued to KDIC for acquisition of Chohung Bank, according to the redemption conditions set at the timing of issuance. The details of redemption are as follows:

1. Details of Redemption
Redeemed Preferred Shares: Type 2 Redeemable Preferred Stock
Shareholder: Korea Development Insurance Corporation
No. of shares subject to redemption: 9,316,792 shares
Redemption Date: August 20, 2007
Redemption Price per share: KRW 18,548
Total Redemption Amount: KRW 172.8 billion

2. Shinhan Financial Group Shares Outstanding

Share Type	Before redemption	After redemption	Change

Common Shares	381,567,614	381,567,614	—

RPS	68,757,169	59,440,377	-9,316,792

RCPS	14,721,000	14,721,000	—

Total	465,045,783	455,728,991	-9,316,792

3. Additional Information
The above mentioned redemption has already been reflected in the Statements of Appropriation of Retained Earnings, approved at the March 2007 general shareholders’ meeting.